Exhibit 99.1

ASX ANNOUNCEMENT 23 October 2017 Notice of 2017 Annual General Meeting, Sample Proxy and 2017 Annual Report Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its Notice of the 2017 Annual General Meeting of shareholders (the “Notice”), a Sample Proxy for the AGM, and its 2017 Annual Report. The Notice and a personalised proxy is being mailed to all shareholders and the Company’s 2017 Annual Report is available for download from its website: www.gtglabs.com As detailed in the Notice the 2017 Annual General Meeting will be held at 10.30 am on Thursday, 23 November 2017 at the following address: “Treetops” Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia About Genetic Technologies Limited Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT Mr. Eutillio Buccilli Executive Director & Chief Executive Officer Genetic Technologies Limited + 61 3 8412 7050 Jason Wong (USA) Blueprint Life Science Group + 1 (415) 375 3340, Ext. 4 Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Personalising health 2017 NOTICE OF ANNUAL GENERAL MEETING Notice is given that the Annual General Meeting of the shareholders of Genetic Technologies Limited (ACN 009 212 328) will be held at: 10.30 am on Thursday, 23 November 2017 at “Treetops”, Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia

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BUSINESS CONSIDERATION OF FINANCIAL STATEMENTS To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2017. 1. RESOLUTION 1 - ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “That for the purpose of Section 250R(2) of the Corporations Act and for all other purposes the Remuneration Report as set out in the Directors’ Report for the Company for the year ended 30 June 2017 be adopted.” * Please note that section 250R (3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company. 2. RESOLUTION 2 – RE-ELECTION OF DR PAUL A. KASIAN To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “To elect Dr Paul A. Kasian who retires by rotation in accordance with Listing Rule 14.4 and clause 20.3 of the Company’s Constitution and being eligible offers himself for re-election as a Director.” 3. RESOLUTION 3 – RENEWAL OF EMPLOYEE OPTION PLAN To consider and, if thought fit, to pass the following as an ordinary resolution: “That, for the purposes of section 200E of the Corporations Act 2001, ASX Listing Rule 7.2 (exception 9(b)) and for all other purposes, Shareholders approve the rules of the Genetic Technologies Limited Employee Option Plan (Option Plan) and authorise the Directors to issue options in their discretion in accordance with that Option Plan from time to time.” 4. RESOLUTION 4 – THE ISSUE OF OPTIONS TO MR EUTILLIO BUCCILLI UNDER THE EMPLOYEE OPTION PLAN To consider and, if thought fit, to pass, the following resolution as an ordinary resolution: “That pursuant to ASX listing Rule 10.14 and for all other purposes, Shareholders approve, subject to the approval of resolution 3, the issue to Mr Eutillio Buccilli under the Employee Option Plan (Option Plan) of 14,250,000 Options to acquire up to 14,250,000 ordinary shares in the capital of the Company vesting in 3 tranches and expiring 5 years from their issue date with the exercise price for each option of the lower of the 5 day volume weighted average price (VWAP) per share prior to the 23 November 2017 AGM or $0.01 and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting.” 5. RESOLUTION 5 – APPROVAL OF INCREASED PLACEMENT CAPACITY To consider and, if thought fit, to pass the following resolution as a special resolution: “That, pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of equity securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions in the Explanatory Memorandum which accompany this Notice of Annual General Meeting.” Dated this 11th day of October 2017 By order of the Board Kevin Fischer Company Secretary 03 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

VOTING ENTITLEMENT NOTICE For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00 pm on Tuesday 21 November 2017. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting. PROXIES A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting. APPOINTMENT OF PROXIES If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents. The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman’s intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting. If a member has not directed their proxy how to vote, the proxy may vote as the proxy determines. If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter (other than the Chairman), the member may only vote with respect to Resolution 1 by directing their proxy how to vote with respect to Resolution 1. To direct the Excluded Voter as proxy, the member must complete the “for” or “against” or “abstain” at Step 2 of the Proxy Form for Resolution 1. An “Excluded Voter” for these purposes means collectively one of the key management personnel (as set out on page 25 of the Company’s 2017 Annual Report, and is defined in the Corporations Act 2001 (Cth) (Corporations Act) to include the Chairman) (Key Management Personnel) or one of the Key Management Personnel’s closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the Key Management Personnel). Proxy forms must be received at the Company’s offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.30 am on Tuesday, 21 November 2017. BODIES CORPORATE A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. 04

EXPLANATORY MEMORANDUM This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held at 10.30am on Thursday, 23 November 2017. 1. CONSIDERATION OF FINANCIAL STATEMENTS Please refer to the Company’s 2017 Annual Report. 2. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT 2.1 Background Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report as set out in the Directors’ Report be adopted. This Remuneration Report can be found on pages 25 to 34 of the Company’s 2017 Annual Report. It sets out a range of matters relating to the remuneration of Directors, and Senior Executives of the Company. A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2017 Annual Report can be found on its website at www.gtglabs.com. The Corporations Act provides that: (a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and (b) if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. As no “strike” occurred at the Genetic Technologies’ 2016 Annual General Meeting, the current “strike” count is zero. If a “first strike” was to occur at the 2017 Annual General Meeting: (c) the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2018 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and (d) if the Company’s subsequent (i.e. 2018) Remuneration Report also receives a “no vote” at the 2018 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2018 Annual General Meeting will be asked (at that 2018 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1. As set out in the Notice of Annual General Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1. 05 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

3. RESOLUTION 2 – RE-ELECTION OF DR PAUL A. KASIAN Dr Kasian, retires by rotation in accordance with the Company’s Constitution and being eligible offers himself for re-election. Dr Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a Non-Executive Director of IODM Limited (ASX: IOD), ELK OrthoBiologics and Blockchain Global Limited. Dr. Kasian, directly or through related or associated entities, owns 256,410 Shares in the Company. Directors Recommendation The Directors of the Company (with Dr Kasian abstaining) consider that Resolution 2 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 2. 06 2.2 Voting Exclusion Statement A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons; (a) A member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or (b) A closely related party of such a member, (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolution 1 if: (a) The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution (as described in the “Notes” section of this Notice of Meeting); and (b) The vote is not cast on behalf of another Excluded Voter. An Excluded Voter may also cast a vote on Resolution 1 if the Excluded Voter is the Chairman of the Meeting and the appointment of the Chairman as proxy: • does not specify the way the proxy is to vote on the Resolution; or • expressly authorises the Chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

4. RESOLUTION 3 – RENEWAL OF EMPLOYEE OPTION PLAN 4.1 Background To ensure that the Company has appropriate mechanisms to continue to attract and retain the services of employees of a high calibre, the Company established a new employee option plan (Option Plan) in 2008 which superseded the previous staff share plan. The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the Option Plan is an appropriate method to: (i) reward employees for their past performance; (ii) provide long term incentives for participation in the Company’s future growth; and (iii) motivate and generate loyalty from employees. 4.2 ASX Listing Rules Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a rolling 12 month period, the amount of equity securities issued (without prior shareholder approval) is more than 15% of the number of ordinary shares on issue at the start of that 12 month period. Although the Company is not required to obtain shareholder approval for the introduction of the Option Plan, Listing Rule 7.2 exception 9(b) provides that an issue of securities under an employee incentive scheme does not detract from the available 15% limit under Listing Rule 7.1 if the issue of securities is made under an employee incentive scheme and that employee incentive scheme was approved by shareholders no more than three years before the date of issue. The Option Plan is regarded as an employee incentive scheme for the purposes of Listing Rule 7.2 exception 9(b). As the Option Plan was last approved by the shareholders at the 2014 Annual General Meeting, pursuant to Listing Rule 7.2 Exception 9 it is being submitted to shareholders for renewal of their approval. 4.3 Corporations Act Section 200B of the Corporations Act requires shareholder approval by ordinary resolution, and in accordance with the special provisions of section 200E of the Act, in order to access the exemption from the prohibition on a company giving a person a benefit in connection with that person’s retirement from an office or position of employment in that company where that person is, or was in the three years prior to his or her retirement, in a managerial or executive office in that company. The Option Plan allows the Board, in its discretion, to afford persons ceasing employment with the Company certain benefits under the Option Plan. The term “benefit” has a wide operation and includes the Board exercising its discretion to bring forward the option exercise period and permit an early exercise of the Participant’s options granted under the Option Plan (Accelerated Exercise Period). For a section 200B benefit to be allowed, section 200E requires that this Notice of Meeting provide shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value. As stated above, the Board has not determined that it will exercise discretion to grant any Accelerated Exercise Periods. In the circumstances of a possible Accelerated Exercise Period, the value of the termination benefits that the Board may give under the Option Plan cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all). Specifically, the value of an Accelerated Exercise Period will depend on a number of factors, including the Company’s share price at the time of vesting of the options and the number of options that the Board decides to allow vest early (if any). Shareholders should note the benefit is restricted to an acceleration of the vesting of an option, it does not change the exercise price or the number of shares which are subject to the options. 07 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

4.4 Listing Rule Information The following information is required to be provided to shareholders pursuant to Listing Rule 7.2 Exception 9(b): (a) The Number of Options issued since Shareholder approval was last obtained for the purpose of ASX Listing Rule 7.2 exception 9 (i.e. since 25 November 2014). Date of Issue Description of Options Quantity 25 November 2015 Unlisted options granted as part of the employee option scheme (GTGAD) 25,736,111 31 March 2016 Unlisted options granted as part of the employee option scheme (GTGAD) 8,000,000 17 February 2017 Unlisted options granted as part of the employee option scheme (GTGAD) 22,750,000 TOTAL 56,486,111 (b) Summary of the Option Plan Rules. (i) Participants in the Option Plan may be employees (whether full time or part time) of the Company or any of its related bodies corporate determined at the invitation of the Company (Participants). The Board is responsible for the administration of the Option Plan. The number of options that may be issued pursuant to the Option Plan cannot exceed 5% of the issued capital of the Company from time to time. Options issued to overseas offerees and excluded offerees in accordance with section 708 of the Corporations Act are not included in calculating the 5% limit. Each option will entitle the holder to one share, upon payment of the exercise price in full upon application, prior to the expiry date. Unless otherwise determined by the Board, options granted under the Option Plan will be granted free of charge. The exercise price, option period and exercise conditions of the options granted under the Option Plan will be specified in the offer of options under the Option Plan to an employee, as determined by the Board. If, prior to the expiry of an option granted under the Option Plan, there is reorganisation of capital (other than by way of a bonus issue or issue for cash) the terms of the options and rights of the Participant will be changed to the extent necessary to comply with the Listing Rules as they apply at the relevant time. (ii) (iii) (iv) (v) (vi) (vii) A Participant is required to exercise an option to participate in an entitlement issue made by the Company. (viii) If, prior to the exercise of an option, the Company makes a pro rata bonus issue to the holders of its shares, and the option is not exercised prior to the record date in respect of that bonus issue, the option will, when exercised, entitle the holder to one share plus the number of bonus shares which would have been issued to the holder if the option had been exercised prior to the record date. (ix) Shares which are issued as a result of the exercise of options granted under the Option Plan will rank equally in all respects with all shares on issue and the Company will apply for quotation of those shares on ASX. A copy of the full Option Plan Rules is set out on the Company’s website and will be sent to any member of the Company upon request. 4.5 Voting Exclusion Statement The Company will disregard any votes cast on this Resolution 3 by the Directors of the Company, any person within the application of section 200B of the Corporations Act 2001 (“retirees”) and any associate of a Director or such retirees. However, the Company need not disregard a vote if: • it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or • it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. 4.6 Directors Recommendation The Board recommends that Shareholders vote in favour of Resolution 3. 08

5. RESOLUTION 4 - THE ISSUE OF OPTIONS TO MR EUTILLIO BUCCILLI UNDER THE EMPLOYEE OPTION PLAN 5.1 Background To ensure that the Company has appropriate mechanisms to continue to attract and retain the services of executives of a high calibre, the Company established an employee option plan (the Option Plan) in 2008 which superseded the previous staff share plan. The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the Option Plan is an appropriate method to: (a) reward employees for their past performance; (b) provide long term incentives for participation in the Company’s future growth; and (c) motivate and generate loyalty from employees. Subject to the passing of Resolution 3, the Company proposes to grant to the Company’s Chief Executive Officer, Mr Eutillio Buccilli, a total of 14,250,000 options (Options) to purchase fully paid ordinary shares in the capital of the Company (Shares) as a long term incentive under the Option Plan. The Options will be issued within 30 days following shareholder approval, but are subject to vesting conditions, based on Mr Buccilli’s service and tenure with the Company. One third of the Options vest each anniversary of the issue date of the Options. As reward for services provided by on Mr Buccilli to date, the initial one third (4,750,000 Options) will vest upon the issue date. The second and third tranches will vest on the first and second anniversary dates of the issue date of the Options respectively, provided Mr Buccilli is employed by the Company upon those respective dates. Each Option will have an exercise price of the lower of the 5 day volume weighted average price (VWAP) per share prior to the 23 November 2017 Annual General Meeting of the Company or $0.01 and will have an expiry date of 5 years from their issue date. The Company is seeking shareholder approval to renew the rules of the Option Plan per resolution 3 of this Annual General Meeting. A description of the terms of the Option Plan is included in section 4 (above) of this Notice. A copy of the full Option Plan is set out on the Company’s website and will be sent to any member of the Company upon request. 5.2 ASX Listing Rules ASX Listing Rule 10.14 requires that a Company obtain shareholder approval before it issues securities to a director under an employee incentive scheme. For the purposes of the ASX Listing Rules, the Option Plan is an “employee incentive scheme”. Accordingly, approval is sought pursuant to Listing Rule 10.14 for Resolution 4. Where approval under Listing Rule 10.14 is sought, the following information is required pursuant to Listing Rule 10.15: (a) The maximum number of securities that may be acquired by all persons for whom approval is required: 14,250,000 Options which may, on vesting, be exercised for up to 14,250,000 Shares. Subject to compliance with the vesting conditions described in section 5.1 above (for the second and third tranches), one third of the Options vest each anniversary of the issue date of the Options, with the initial one third (4,750,000 Options) vesting upon the issue date. (b) The price at which each security is to be issued: The Options will be granted at no cost to Mr Eutillio Buccilli. If and as the vesting conditions are met, the Options will be exercisable at the lower of the 5 day volume weighted average price (VWAP) per share prior to the 23 November 2017 Annual General Meeting of the Company or $0.01 per Share. No value will be received by Mr Eutillio Buccilli if the Options lapse prior to exercise. (c) The names of all persons referred to in Listing Rule 10.14 who received securities under this employee incentive scheme since the last approval, the number of the securities received, and acquisition price for each security: Following approval by shareholders at the 2015 Annual General Meeting of the Company, Mr Buccilli was awarded 14,236,111 options to purchase fully paid ordinary shares in the capital of the Company. These options were issued to Mr Buccilli at no cost and have an exercise price of $ 0.02 per option and are exercisable subject to specific market based vesting conditions. (d) The names of all persons referred to in Listing Rule 10.14 entitled to participate in this Scheme: The only persons referred to in Listing Rule 10.14 entitled to participate in the Option Plan are the Company’s Chief Executive Officer, Mr Eutillio Buccilli. (e) The terms of any loan in relation to the Options: There is no intention for the Company to provide any loan to Mr Eutillio Buccilli in relation to the issue or exercise of the Options. (f) The date that the Company will issue these securities: It is anticipated that the Options will be issued to Mr Eutillio Buccilli within 30 days after the date of approval, and in any case no later than 12 months from the date of approval. 09 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

(g) Terms applicable to the securities:

» *Tenure Based*

» *Five year life period*

» *Vesting (therefore entitlement to exercise the options) occurs in three equal tranches commencing on the date of the approval of this Resolution 4, subject to fulfilling vesting conditions (tenure) as described in section 5.1 above.*

5.3 Corporations Act

The Board believes that the issue of the Options to Eutillio Buccilli is reasonable and on arm's length commercial terms given the circumstances of the Company and as due reward to Eutillio Buccilli for his position in the Company and the responsibilities as Chief Executive Officer, and accordingly shareholder approval is not required under Chapter 2E for the issue of the Options to Eutillio Buccilli.

5.4 Valuation of options

Given that the exercise relates to a 5 day VWAP at the date of exercise, combined with a minimum price, the options have been given a range of values across different possible variables applicable to that pricing range, using both the Black-Scholes pricing model and Binomial theory and based on the following assumptions:

(a) An underlying security price range from 0.4 cents per share to 1.2 cents per share (being greater than a 40% discount to 70% premium range of possible share prices) from a current share price of 0.7 cents per share.

(b) Range of possible exercise prices from 0.3 cents per share to 1.0 cents per Option.

(c) A dividend rate of 0%.

(d) An annualised volatility rate for the Company's Share price of 67% computed from the historical trading volatilities of the Company over the past 12 months as well as the previous 3 years.

(e) A risk free rate of 2.22%, being the RBA quoted Commonwealth Government bonds rate as at 18 September 2017.

(f) Expected Option Lives of 3.73 years respectively. This was determined as the difference between the 18 September 2017 and the expected last exercise date. It is assumed there will be an expiration period of approximately 5 years from the date of the issue date of the Options, assuming that the Options will not be exercised any earlier than upon or within the last 6 months just before their expiration date (which is subsequent to the vesting dates for the Options).

Based on the valuation methodologies adopted and the assumptions made, and given that the option exercise price is not known at the date of this Notice, the Board provides an estimated range of values per Option as follows:

VWAP (cents)	Underlying Share Price (cents)	Range of Exercise Prices (cents)	Valuation per Option (cents)	Aggregate Value $
0.3	0.4	0.3	**0.23**	$32,775
0.4	0.4	0.4	**0.20**	$28,500
0.7	0.6	0.7	**0.28**	$39,900
1.0	0.9	1.0	**0.43**	$61,275

5.5 Voting Exclusion

The Company will disregard any votes cast on Resolution 4 by:

(a) a director of the Company who is eligible to participate in the Option Plan; and

(b) any associate of that director.

However, the Company need not disregard a vote cast on Resolution 4 if it is cast by:

(c) a person as proxy for a person who is entitled to vote, if the vote is case in accordance with the directions on the proxy form; or

(d) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides.

5.6 Director's Recommendation

The Directors of the Company (with Mr Buccilli abstaining) recommend that members vote in favour of Resolution 4.

10

6. RESOLUTION 5 – APPROVAL OF INCREASED PLACEMENT CAPACITY 6.1 General Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s up to 15% placement capacity under Listing Rule 7.1. An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. Genetic Technologies is an eligible entity. The Company is now seeking Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2. 6.2 Description of Listing Rule 7.1A Any equity securities issued under the 10% Placement Facility (Placement Securities) must be in the same class as an existing quoted class of equity securities of the Company. The 10% Placement Facility will apply to the Company’s Ordinary Shares. Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative). (a) Calculation of Additional Capacity Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the following formula: Additional capacity = (A x D) – E where: A is the number of shares on issue 12 months before the date of issue or agreement to issue: (a) plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2; (b) plus the number of partly paid shares that became fully paid in the 12 months; (c) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4; (d) less the number of fully paid shares cancelled in the 12 months. (Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity’s 15% placement capacity.) D is 10% E is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.1 or 7.4. 11 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

(b) Minimum Issue Price The issue price of Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 Trading Days immediately before: (i) the date on which the price at which the Placement Securities are to be issued is agreed; or (ii) if the Placement Securities are not issued within 5 Trading Days of the date in paragraph (i) above, the date on which the Placement Securities are issued. (c) 10% Placement Period Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of: (i) the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or (ii) the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), The effect of Resolution 5 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under Listing Rule 7.1. 6.3 Specific information required by Listing Rule 7.3A Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows: (a) Minimum issue price The minimum price the Placement Securities will be issued at is the price determined in accordance with the ASX Listing Rule 7.1A.3, as described in section 6.2(b) above. The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 6.2(a) above). (b) Effect on existing (non-participating) Shareholders If Resolution 5 is approved by Shareholders and the Company issues Placement Securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted. The Company is not indicating that it will issue the Placement Securities, it is just seeking Shareholder approval to be able to do so if it so decides. The below table provides examples of different levels of Shareholder potential dilution where different prices are assumed (for illustrative purposes only). There is a risk that: (i) the market price for the Company’s equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and (ii) the Placement Securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date or the Placement Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Placement Securities. The below table shows the potential dilution of existing Shareholders on the basis of the current market price of Ordinary Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of this Notice. The table also shows: (i) Two examples where variable ‘A’ has increased by 50% and 100%. Variable ‘A’ is based on the number of ordinary securities the Company has on issue as at the date of this Notice of Meeting. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing rule 7.1 that are approved at a future Shareholders’ meeting; and (ii) Two examples where the issue price of ordinary shares has decreased by 50% and increased by 50% as against the current market price. 12

The table has been prepared on the following assumptions:

(i) The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

(ii) The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iii) The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder's holding at the date of the Annual General Meeting.

(iv) The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(v) The issue of Placement Securities under the 10% Placement Facility consists only of Ordinary Shares.

(vi) The issue price is $0.007, being the closing price of the Shares on ASX on 29 September 2017.

Variable 'A' in Listing Rule 7.1A.2		50% decrease in Issue Price	Issue Price	50% increase in Issue Price
Current Variable A	10% Voting Dilution	243,528,272 shares	243,528,272 shares	243,528,272 shares
	Funds raised	$852,349	$1,704,698	$2,557,047
50 % increase in current Variable A	10% Voting Dilution	365,292,409 shares	365,292,409 shares	365,292,409 shares
	Funds raised	$1,278,523	$2,557,047	$3,835,570
100% increase in current Variable A	10% Voting Dilution	487,056,545 shares	487,056,545 shares	487,056,545 shares
	Funds raised	$1,704,698	$3,409,396	$5,114,094

(c) Date by which Placement Securities may be issued

The Company will only issue and allot the Placement Shares during the 10% Placement Period that is at any time up to 23 November 2018. An approval given under Resolution 5 for the issue of the Placement Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

(d) Purposes for which Placement Securities may be issued

The Company may seek to issue the Placement Securities for the following purposes:

(i) non-cash consideration for the acquisition of new assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3; or

(ii) cash consideration. In such circumstances, the Company intends to use the funds raised towards an acquisition of new assets or investments (including expense associated with such acquisition), and/or general working capital.

The Company will comply with the disclosure obligations under Listing Rules 7.1A (4) and 3.10.5A upon issue of any Placement Securities.

(e) Company's Share allocation policy

The Company's Share allocation policy for the issue of equity securities under this 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i) the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(ii) the effect of the issue of the Placement Securities on the control of the Company;

(iii) the financial situation and solvency of the Company; and

(iv) advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new intellectual property assets or investments.

13
GENETIC TECHNOLOGIES NOTICE OF AGM 2017

(f) Equity Security Issues in the previous 12 months The Company previously obtained Shareholder approval under Listing Rule 7.1A at the 2016 Annual General Meeting of the Company held on 23 November 2016. The total number of equity securities issued in the 12 months preceding the date of this Meeting is 720,000,000, which shares represent 42% of the total number of equity securities on issue at the commencement of the 12 month period. The following are the details of all issues of equity securities by the Company during the 12 months preceding the date of this meeting: (i) The number of equity securities issued: 720,000,000 (ii) The class of equity securities issued, and a summary of the terms of that class; Fully paid Ordinary shares that carry equal rights to all other ordinary shares issued (iii) The names of the persons to whom the entity issued the securities or the basis on which those persons were determined; Issued to professional and sophisticated U.S. investors pursuant to shareholder approval secured at the Company’s 2016 Annual General Meeting (iv) The price at which the equity securities were issued and the discount (if any) that the issue price represented to closing market price on the day of issue; Weighted average price of $0.0113 per share, representing a discount to the closing market price of the Company’s equities on 6 December 2016 of approximately 6% (v) If the issue was for cash: the total cash consideration, the amount of cash that has been spent, what it was spent on, and what is the intended use for the remaining amount of that cash (if any); $6,814,939 cash was raised (after the costs of the capital raising), all of which has been applied towards the Company’s ongoing requirements in relation to its breast cancer risk test, BREVAGenplus, the development of a colorectal cancer risk assessment test and for general working capital purposes. (vi) If the issue was for non-cash consideration; the non-cash consideration that was paid and the current value of that non-cash consideration; N/A. 6.4 Voting Exclusion Pursuant to ASX Listing Rule 7.5.6, Genetic Technologies will disregard any votes cast on Resolution 5 by: (a) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and (b) an associate of that person (or those persons). However, Genetic Technologies need not disregard a vote if: (c) it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. At the date of this Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Placement Securities and it is not known to the Company who will participate in any issue under Listing Rule 7.1A. Accordingly as at the date of this Notice the Company does not have an intention to exclude any existing Shareholder’s votes under the voting exclusion with respect to Resolution 5. 6.5 Directors Recommendation The Board recommends that Shareholders vote in favour of Resolution 5. 14

7. FURTHER INFORMATION The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in the Notice of Annual General Meeting. The Directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions. 15 GENETIC TECHNOLOGIES NOTICE OF AGM 2017

This page has been left blank intentionally. 16

Genetic Technologies Limited

ABN 17 009 212 328

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
P.O. Box 115
Fitzroy Victoria 3065
Australia

Alternatively you can fax your form to
(within Australia) 03 8412 7040
(outside Australia) +61 3 8412 7040

For all enquiries call:

(within Australia) 1300 850 505
(outside Australia) +61 3 9415 4000

Proxy Form

XX

For your vote to be effective it must be received by 10.30 am on Tuesday 21 November 2017

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form →

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☑ **Review your securityholding**

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SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

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MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

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Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street, Carlton, Victoria 3053 Australia on Thursday, 23 November 2017 at 10.30 am and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolution 1 (except where I/we have indicated a different voting intention below) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolution 1 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of the Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Dr Paul A. Kasian	☐	☐	☐
Resolution 3	Renewal of Employee Option Plan	☐	☐	☐
Resolution 4	The Issue of Options to Mr Eutillio Buccilli under the Employee Option Plan	☐	☐	☐
Resolution 5	Approval of Increased Placement Capacity	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

GTG 229030A

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